

**mainstemmalt**

 **mainstemmalt** Our long-standing partnerships with brewers and distillers have made Mainstem what it is today, and give us all tremendous hope for the future. A big shout-out to @CopperworksDist for building with us since 2017, investing in #mainstemforall, and sharing this thoughtful testimonial:

"Phil's company--Mainstem Malt, and

                      

 Liked by **amarti788** and **41 others**

APRIL 28

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